

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Joshua B. Goldstein
General Counsel and Secretary
Masterworks 045, LLC
53 Beach St. 2nd Floor
New York, New York 10013

> **Re: Masterworks 045, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 20, 2021**
> **File No. 024-11440**

Dear Mr. Goldstein:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A Filed October 20, 2021

Risk Factors, page 10

1. Please add a risk factor discussing any risks related to your multi-class capital structure, such as the risks that your multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity if you plan to list your shares on a national exchange in the future. Please also address any risks to your Class A holders posed by a Class C holder's ability to remove, replace and reconstitute your Board.

Description of Shares, page 64

2. Please disclose whether the Class C ordinary share will have any voting rights.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Trade & Services

cc: Laura Anthony, Esq.